Care Angel, Inc.



ANNUAL REPORT

78 SW 7th Street, Suite 500

Miami, FL 33130

(305) 613-3849

www.careangel.com

This Annual Report is dated April 23, 2021.

BUSINESS

Care Angel is leading the evolution of virtual health solutions that focus on the continuous engagement of healthcare's sickest and costliest populations – the aging and underserved. An area of health care where the needs of patients and their families are often not being met.* people that need chronic disease management, health and wellbeing monitoring, population health, patient support, social and community support and condition specific engagement.

Care Angel provides a wide range of programs and services at a fraction of the cost of manual care management. By deploying an AI and voice enabled virtual nurse assistant, Angel, brought to life through a HIPAA compliant online platform, deploys pre-built care plans tailored for client specific use cases. Angel features speech recognition, that can quickly identify members that need support, helping to triage or transfer to live or self-serve resources based on severity and type of clinical or non-clinical support needed, for a true connected patient experience.

Care Angel is a data-rich solution that will contribute to solving the billion-dollar challenges facing US healthcare. Its flexible, scalable, multi-modal platform is favorable to payer, provider, pharma and other partnership clients, consumers and investors due to potential for a low-cost, per-member-per-month (PMPM) subscription model and revenue generating opportunities for our clients. With a value-based approach to care, a rapidly aging population, and demand for quality, efficiency and patient satisfaction for all stake-holders - now is an exceptional time for innovative technology solutions that bend the cost curve.

*https://www.grandviewresearch.com/press-release/global-population-health-management-phm-market

Chronic care management: Is the $50 billion market more hype than reality?
http://www.healthcareitnews.com/news/chronic-care-management-50-billion-market-more-hype-reality

Population Health Management Industry Overview – PAGE 4 http://sage-growth.com/wp-content/uploads/2016/05/SGP-Quarterly-Report_5.19.16_11.pdf

Finding a Winning Business Model in Population Health Management
http://www.hfma.org/anihandouts/xtbce9adrpp1/A03.pdf

Previous Offerings

Between 2020 and 2019, we sold 0 shares of common stock in exchange for $2.41 per share under Regulation Crowdfunding.

• Type of security sold: Convertible Note
Final amount sold: $6,538,371.25
Use of proceeds: Marketing and Technology
Date: November 05, 2019
Offering exemption relied upon: Section 4(a)(2)

• Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $200,000.00
Number of Securities Sold: 171,198
Use of proceeds: Marketing and Technology

Date: October 17, 2019
Offering exemption relied upon: Section 4(a)(2)

• Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $300,000.00
Number of Securities Sold: 256,797
Use of proceeds: Marketing and Technology
Date: October 24, 2019
Offering exemption relied upon: Section 4(a)(2)

• Name: Class Common Stock A
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 42,799
Use of proceeds: Marketing and Technology
Date: November 14, 2019
Offering exemption relied upon: Section 4(a)(2)

• Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $25,110.00
Number of Securities Sold: 15,500
Use of proceeds: Marketing and Technology
Date: November 18, 2019
Offering exemption relied upon: Section 4(a)(2)

• Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $25,110.00
Number of Securities Sold: 15,500
Use of proceeds: Marketing and Technology
Date: November 21, 2019
Offering exemption relied upon: Section 4(a)(2)

• Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 42,799
Use of proceeds: Marketing and Technology
Date: December 06, 2019
Offering exemption relied upon: 506(b)

• Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $2,144.40
Number of Securities Sold: 214,440
Use of proceeds: Administrative
Date: October 07, 2016
Offering exemption relied upon: Section 4(a)(2)

• Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $44,628.58
Number of Securities Sold: 48,945
Use of proceeds: Technology
Date: April 01, 2017
Offering exemption relied upon: Section 4(a)(2)

• Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $857.76
Number of Securities Sold: 85,776
Use of proceeds: Administrative
Date: August 01, 2017
Offering exemption relied upon: Section 4(a)(2)

• Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,000,000.00
Number of Securities Sold: 855,988
Use of proceeds: Marketing and Technology
Date: June 26, 2020
Offering exemption relied upon: 506(b)

• Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $315,000.00
Number of Securities Sold: 194,443
Use of proceeds: Marketing and Technology
Date: April 07, 2020
Offering exemption relied upon: 506(b)

• Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $300,000.00

Number of Securities Sold: 256,797
Use of proceeds: Administrative and Technology
Date: October 23, 2020
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

• Results of Operations
Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue:
Revenue for year 2020 was $1,532,045 which represents an increase of 53.8% over year 2019 with revenue of $996,230. This continued growth has been the result of the launch of new programs and growth of previous programs with one of the largest healthcare insurance provider in USA.
Expenses:
Expenses in 2020 were $3,714,883, an increase of 62.2% from the reported expenses of $2,290,299 in year 2019. The expenses are mostly concentrated around development costs for new technology products and services and the recruiting of new professionals in the areas of technology and development. As a company in a startup stage, our expenses in these areas are necessary to build the required infrastructure related to our type of service.
Net Income (Loss):
Our net loss of $2,275,314 in year 2020 is slightly higher as compare to net loss of $1,654,724 due to the increase in the resources needed in the areas of software & development and additional software services required to improve our infrastructure to meet the needs for present and future growth.
Historical Results and Cash Flows:
From the early beginnings, Care Angel's disruptive business model and technology platform has made efficient use of funding from investors to be able to finance the company's operations. In 2019, the Company experienced growth of 1,174.9% from the prior year 2018. We observed growth in 2020 at a lesser rate due to the consequences of COVID-19 in the world.
During the last years, like any new company, growing our human resources has been one of the most cash flow intensive expense in the Company. The company has hired highly trained professionals in the areas of technology, web development, marketing, and business development to create the structure required to successfully operate and grow our type of business. We continue searching for more capable professionals as we take the Company to the next level.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $42,617.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Convertible notes
Amount Owed: $105,203
Interest Rate: 8.0%
The Company has long-term convertible notes outstanding during 2020 and 2019. As of December 2020, the Company had balances of $105,203 including accrued interest.

• Creditor: National Funding
Amount Owed: $89,590
Interest Rate: 24.0%
Maturity Date: August 05, 2021

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Wolf Shlagman
Wolf Shlagman's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Executive Office
Dates of Service: December 19, 2014 - Present
Responsibilities: Responsible for overseeing the overall direction of the organization. Wolf is primarily responsible for developing the strategies and policies required to ensure that the organization will meet the goals. Current annual compensation for this position is $282,000.

Name: Jason Hendeles
Jason Hendeles's current primary role is with Investor. Jason Hendeles currently services 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Board Member
Dates of Service: June 01, 2014 - Present
Responsibilities: Board Member

Name: Patrick M Byrne
Patrick M Byrne's current primary role is with Zappix (LogoDial Ltd.). Patrick M Byrne currently services 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Board Member
Dates of Service: June 22, 2020 - Present
Responsibilities: Board Member

Other business experience in the past three years:

• Employer: Livingston International
Title: Board Director
Dates of Service: January 01, 2011 - March 31, 2019
Responsibilities: Board Director

Other business experience in the past three years:
• Employer: PetPace LLC
Title: Advisory Board Member
Dates of Service: July 01, 2013 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:
• Employer: Zappix (LogoDial Ltd.)
Title: Board Director
Dates of Service: August 01, 2013 - Present
Responsibilities: Board Director

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: A Technology Company, Inc. (Solely owned by Jason Hendeles)

Amount and nature of Beneficial ownership: 3,500,000

Percent of class: 25.5

Title of class: Class B Common Stock

Stockholder Name: A Technology Company, Inc. (Solely owned by Jason Hendeles)

Amount and nature of Beneficial ownership: 48,945

Percent of class: 25.5

Title of class: Series Seed Preferred Stock

Stockholder Name: A Technology Company, Inc. (Solely owned by Jason Hendeles)

Amount and nature of Beneficial ownership: 1,662,120

Percent of class: 25.5

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

Our authorized capital stock consists of 30,000,000 shares of Class A common stock, par value $2.41per share. As of December 31, 2020, 9,166,406 - shares of Class A common stock are outstanding.
It also consists of 10,000,000 of Class B Common Stock, par value $0.90 per share. As of December 31, 2020, 754,456 are outstanding.
It also consists of 10,000,000 of Series Seed Stock, par value $0.90 per share. As of December 31, 2020, 6,650,901 are outstanding.
The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

Care Angel, Inc.

By   /s/ *Wolf Shlagman*

     Name: Wolf Shlagman

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CARE ANGEL, INC.

(a Delaware corporation)

Unaudited Financial Statements for the calendar

Years Ended December 31, 2020 and 2019

CARE ANGEL, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
(Unaudited)

		2020		2019
Assets				
Current Assets				
Cash & Cash Equivalents	$	42,617	$	47,581
Accounts Receivable		35,834		484,971
Other Current Assets		30,121		27,336
Total Current Assets		108,573		559,888
Fixed Assets, net of accumulated depreciation		22,232		23,672
Software and capitalized development costs, net of accumulated amortization		180,871		192,709
Deposits		10,000		10,000
Total Assets	$	321,676	$	786,269
Liabilities & Owner's Equity				
Current Liabilites				
Accounts and credit cards payable	$	62,161	$	37,792
Other Current Liabilities		101,340		23,500
Total Current Liabilities		163,501		61,292
Convertible Notes Long Term		75,000		125,000
Interest Payable		30,203		40,931
Other Long Term Loan, (PPP)		154,240		-
Total Liabilities		422,944		227,223
Owner's Equity				
Common Stock, Class A (30,000,000 shares authorized, 9,166,406 and 7,859,178 shares issued and outstanding as of December 31, 2020 and 2019, respectively)		4,731,597		3,116,597
Common Stock, Class B (10,000,000 and 10,000,000 shares authorized, 754,456 and 754,456 shares issued and outstanding as of December 31, 2020 and 2019, respectively)		47,631		47,631
Preferred Stock, Series Seed (10,000,000 and 10,000,000 shares authorized, 6,650,901 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively)		6,509,283		6,509,283
Retained deficit		(11,389,779)		(9,114,465)
Total Owner's Equity		(101,268)		559,046
Total Liabilities and Owners' Equity	$	321,676	$	786,269

CARE ANGEL, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
(Unaudited)

	2020	2019
Revenues, net	$ 1,532,045	$ 996,230
Operating expenses		
Selling, general and administrative	3,079,521	1,861,608
Research & Development	573,030	424,230
Marketing	62,332	4,461
Total Operating Expenses	3,714,883	2,290,299
Net Operating Income (Loss)	(2,182,838)	(1,294,069)
Interest income (expense), net	(49,564)	(347,245)
Amortization and depreciation	(34,644)	(13,410)
Other income (expense), net	(8,268)	-
Tax provision (benefit)	-	-
Net Income (Loss)	$ (2,275,314)	$ (1,654,724)

CARE ANGEL, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2020 and 2019
(Unaudited)

	Common Stock, Class A # Shares	$	Common Stock, Class B # Shares	$	Series Seed Preferred # Shares	$	Retained Earnings/(Deficit)	Total Owner's Equity
Balance as of December 1, 2019	7,314,585 $	2,466,377	754,456 $	47,631	0	$0 $	(7,459,741) $	(4,945,733)
Stock issuances	544,593	650,220			6,650,901	6,509,283		7,159,503
Net Income (Loss)							(1,654,724)	(1,654,724)
Balance as of December 31, 2019	7,859,178 $	3,116,597	754,456 $	47,631	6,650,901 $	6,509,283 $	(9,114,465) $	559,046
Stock issuances	1,307,228	1,615,000						1,615,000
Net Income (Loss)							(2,275,314)	(2,275,314)
Balance as of December 31, 2020	9,166,406 $	4,731,597	754,456 $	47,631	6,650,901 $	6,509,283 $	(11,389,779) $	(101,268)


CARE ANGEL, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
(Unaudited)


	2020	2019
Operating Activities		
Net Income (Loss)	$ (2,275,314)	$ (1,654,724)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add: Depreciation and amortization	34,644	13,410
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	449,137	(432,621)
(Increase) Decrease in other current assets	(2,785)	(15,807)
Increase (Decrease) in accounts and credit cards payable	24,369	36,623
Increase (Decrease) in other current liabilities	77,840	(12,163)
Net cash used in operating activities	(1,692,109)	(2,065,282)
Investing Activities		
Purchase of fixed assets	(7,164)	(16,379)
Costs of software and development	(14,204)	(14,203)
Loan Repayment	(60,728)	-
Net cash used in operating activities	(82,096)	(30,582)
Financing Activities		
Proceeds from share issuances	1,615,000	650,220
Capitalization of accrued interest	-	347,245
Proceeds from PPP Loan	154,240	-
Proceeds from conversion and issuance of series seed preferred	-	710,024
Net change in cash from financing activities	1,769,240	1,707,489
Net change in cash and cash equivalents	(4,964)	(388,375)
Cash and cash equivalents at beginning of period	47,581	435,956
Cash and cash equivalents at end of period	$ 42,617	$ 47,581

CERTIFICATION

I, Wolf Shlagman, Principal Executive Officer of Care Angel, Inc., hereby certify that the financial statements of Care Angel, Inc. included in this Report are true and complete in all material respects.

Wolf Shlagman

Principal Executive Officer